Exhibit 99.1

Can-Fite’s CEO to Present Namodenoson’s Efficacy in Liver Cancer as Expert Speaker at the Adenosine Pathway Targeted Cancer Immunotherapy Summit

•	Namodenoson induced complete response and cleared all cancer lesions in advanced liver cancer patient in Phase II study

•	Pivotal Phase III trial for the treatment of liver cancer is now open for the recruitment of patients

PETACH TIKVA, Israel, May 2, 2022 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced the Company’s CEO Dr. Pnina Fishman has been invited as an expert speaker to deliver a presentation titled “Targeting the A3 Adenosine Receptor for the Treatment of Advanced Liver Cancer” at the Adenosine Pathway Targeted Cancer Immunotherapy Summit in Boston on May 12, 2022.

Namodenoson, a small orally bioavailable drug that specifically binds to the A3 adenosine receptor (A3AR), over-expressed in liver cancer but not normal cells, is headed into a Phase III liver cancer pivotal trial. The trial has received a green light from both the U.S. FDA and the European Medicines Agency (EMA) and is now open for the recruitment of approximately 450 patients diagnosed with hepatocellular carcinoma (HCC) and underlying Child Pugh B7 (CPB7) who have not responded to other approved therapies. A prior Phase II HCC study patient who continues to be treated with Namodenoson has survived more than five years and cleared all cancer lesions.

“Adenosine pathway targets have become one of the most clinically validated oncology pathways, further validating our A3AR target for the treatment of liver and other cancers. I’m pleased to be invited to speak and share Can-Fite’s experience with adenosine pathway drug development and clinical trials, and radiological data showing the disappearance of tumor lesions from a patient treated with Namodenoson who had advanced disease and fully recovered,” stated Can-Fite CEO Dr. Pnina Fishman.

The inaugural Adenosine Pathway Targeted Cancer Immunotherapy Summit is dedicated to optimizing the efficacy of adenosine pathway targeted drugs, overcoming challenges of resistance and immunosuppression, and supercharging therapeutics into the clinic. The conference aims to maximize the clinical and commercial opportunity of the adenosine pathway as a second-generation immuno-oncology target.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson was evaluated in Phase II trials for two indications, as a second line treatment for hepatocellular carcinoma, and as a treatment for non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company's lead drug candidate, Piclidenoson has completed enrollment in a Phase III trial for psoriasis. Can-Fite's liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of non-alcoholic steatohepatitis (NASH), and enrollment is expected to commence in a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114